UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:

Fire Grounds Coffee Co LLC

Legal status of issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Texas

Date of organization:

05/21/2018

Physical address of issuer:

1300 S Polk Ste 138, Dallas, Tx 75224

Website of issuer:

https://www.firegroundscoffeecompany.com

Name of intermediary through which the offering will be conducted:

Mr. Crowd

CIK number of intermediary:

0001666102

SEC file number of intermediary:

7-42

CRD number:

284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to 5% of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Qualified Third Party:
North Capital acts as the Escrow Facilitator in this Offering.

Type of security offered:
Class B Membership Units

Target number of securities to be offered:
133.92

Price (or method for determining price):
$375

Target offering amount:
$50,220

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$1,000,215

Deadline to reach the target offering amount:
April 30, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
4

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	333,300	64,842
Cash & Cash Equivalents	10,097	1,876
Accounts Receivable:	0	0
Short-term Debt:	54,537	8,000
Long-term Debt:	306,892	40,536
Revenues/Sales	251,768	120,141
Cost of Goods Sold:	157,288	43,934
Taxes Paid:	91	979
Net Income:	-127,328	-42,536

[20241029]

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with

the laws and regulations of your country of residence. **You are strongly advised to consult your legal, tax and financial advisor before investing.**

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the coffee and beverage industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the coffee and beverage industry;
- growth of, and risks inherent in, the coffee and beverage industry in the USA;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our products;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Fire Grounds Coffee Co LLC shall include any joint venture in which Fire Grounds Coffee Co LLC holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Fire Grounds Coffee Co LLC.

"Company " means Fire Grounds Coffee Co LLC.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means Fire Grounds Coffee Co LLC.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the Class B Membership Units of Fire Grounds Coffee Co LLC.

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:

Fire Grounds Coffee Co LLC

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

Yes, the Issuer failed to file the 2023 Annual Report by April 30, 2024, with more than 120 days having passed since the end of fiscal year 2023. The 2023 Annual Report was subsequently filed in October 2024, prior to the submission of this Form C and the launch of this offering.

DIRECTORS AND OFFICERS

DIRECTORS

4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Paul Clarke   **Dates of Board Service:** May 2018

Principal Occupation:

CEO of Fire Grounds Coffee Co LLC

Business Experience:

Paul has a strong educational background and a wealth of applicable industry experience. Paul received his bachelor's degree from Texas Tech University in Philosophy. Paul Clarke also has a strong background in leadership and management based on his experience as a Marine Corps Officer. Paul has various connections with important persons within the coffee and firefighter communities including relationships in dozens of fire departments throughout DFW. Paul Clarke was also a company commander in the Marine Corps for 3 combined years in charge of over 160 Marines and 25 million dollars in equipment.

Experience


Founder and CEO
Fire Grounds Coffee Company · Full-time
Mar 2019 - Present · 5 yrs 8 mos
Dallas/Fort Worth Area


Firefighter and paramedic
Dallas Fire and Rescue
Nov 2013 - Present · 11 yrs
Dallas

Structural Fire Fighting I & II, Hazmat Operations, EMT/Paramedic, Rope Rescue I & II, Air Crash Rescue Fire Fighter.


Operations Officer / Battle Captain
United States Marine Corps
Aug 2011 - Dec 2019 · 8 yrs 5 mos
Camp Arifjan and FOB Union 3


Human Resource Manager
Front Line Protective Services
Mar 2013 - Sep 2013 · 7 mos

OFFICERS:
5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Paul Clarke   **Dates of Service:** May 2018

Principal Occupation:
CEO of Fire Grounds Coffee Co LLC

Business Experience:
Paul has a strong educational background and a wealth of applicable industry experience. Paul received his bachelor's degree from Texas Tech University in Philosophy. Paul Clarke also has a strong background in leadership and management based on his

experience as a Marine Corps Officer. Paul has various connections with important persons within the coffee and firefighter communities including relationships in dozens of fire departments throughout DFW. Paul Clarke was also a company commander in the Marine Corps for 3 combined years in charge of over 160 Marines and 25 million dollars in equipment.

Experience



Founder and CEO
Fire Grounds Coffee Company · Full-time
Mar 2019 - Present · 5 yrs 8 mos
Dallas/Fort Worth Area



Firefighter and paramedic
Dallas Fire and Rescue
Nov 2013 - Present · 11 yrs
Dallas

Structural Fire Fighting I & II, Hazmat Operations, EMT/Paramedic, Rope Rescue I & II, Air Crash Rescue Fire Fighter.



Operations Officer / Battle Captain
United States Marine Corps
Aug 2011 - Dec 2019 · 8 yrs 5 mos
Camp Arifjan and FOB Union 3



Human Resource Manager
Front Line Protective Services
Mar 2013 - Sep 2013 · 7 mos

Name: Kyle Lund   **Dates of Service:** February 2019

Principal Occupation:
President of Fire Grounds Coffee Co LLC

Business Experience:
Kyle Lund has been acting president since February 2019. Kyle Lund has a strong small team leadership background as a Staff Sergeant in the Army and was a squad leader. Kyle Lund for the last 1 ½ years been developing Fire Grounds Coffee Company's roasting procedures, warehouse build out, manufacturing processes, shipping process, and community relations. Kyle Lund has also worked with contractors to move Fire Grounds Coffee Company from warehouse to warehouse to ensure the proper build out. Kyle Lund also developed the now successful Caffeinate-a-station program that allows corporations to donate directly to Fire or Police stations in the DFW area.

Experience



President / Co-Founder
Fire Grounds Coffee Company · Full-time
Mar 2019 - Present · 5 yrs 8 mos



Lieutenant, Dallas Fire - Rescue
DALLAS FIRE RESCUE · Full-time
Oct 2011 - Present · 13 yrs 1 mo
Dallas, Texas, United States

Structural Fire Fighting I & II, Hazmat Operations, EMT/Paramedic, Rope Rescue I & II, Swift Water Rescue



Staff Sergeant
US Army · Full-time
May 2004 - Apr 2011 · 7 yrs
5th Battalion 20th Infantry Regiment

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Paul Clarke	5,600 Class A Membership Units	45.15%

* The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

> **Important:**
> **A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**
>
> **In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**
>
> **The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**
>
> **These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. The material factors that make an investment in the issuer speculative or risky:

Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations, and to provide us with a capital structure that will enable us to grow our business.

10. The use of proceeds from this offering is set out as below:

	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$50,220**	**$1,000,215**
Less: Offering Expenses		
Portal Fee	$2,511	$50,011
Net Proceeds	**$47,709**	**$950,204**
60kg Mill City Roaster	$0	$160,000
Industrial Shelves	$0	$25,000
Building Modifications	$0	$85,000
Warehouse Rental	$0	$160,000
Office Supplies	$0	$50,000

Packaging Designs and Production	$5,000	$25,000
Online Marketing Campaigns	$5,000	$100,000
Salaries	$25,000	$300,000
Working Capital	$12,709	$45,204

[20241030]

If Target Offering Amount is Sold

In the event that the target offering amount of $50,220 is raised, the net proceeds after deducting offering expenses will amount to $47,709. These funds will be primarily allocated toward the following areas:

- **Packaging Designs and Production**: $5,000 will be invested in designing and producing packaging for Fire Grounds Coffee Co LLC's products.

- **Online Marketing Campaigns**: $5,000 will be used for online marketing efforts to increase brand visibility and drive sales.

- **Salaries**: $25,000 will be allocated to paying employee salaries to support business operations.

- **Working Capital**: The remaining $12,709 will be set aside as working capital to cover general business expenses.

If Maximum Offering Amount is Sold

Should the maximum offering amount of $1,000,215 be raised, the net proceeds after offering expenses will total $950,204. These additional funds will allow Fire Grounds Coffee Co LLC to make significant investments in infrastructure and expand its operations:

- **60kg Mill City Roaster**: $160,000 will be used to purchase a large-scale coffee roaster to meet production demands.

- **Industrial Shelving**: $25,000 will be spent on installing industrial shelving to organize and optimize storage within the facility.

- **Building Modifications**: $85,000 will be used to make necessary modifications to the building to accommodate expanded operations.

- **Warehouse Rental**: $160,000 will be allocated to securing a rental space for a warehouse to increase storage capacity.

- **Office Supplies**: $50,000 will be used to purchase essential office supplies for business operations.

- **Packaging Designs and Production**: An additional $25,000 will be invested in enhancing packaging designs and scaling production.

- **Online Marketing Campaigns**: $100,000 will be devoted to more extensive online marketing campaigns to drive growth.

- **Salaries**: $300,000 will be allocated for salaries to support an expanded workforce.

- **Working Capital**: $45,204 will be reserved as working capital for the business's ongoing needs.

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/portfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

    a. when the minimum funding target is met prior to the Original Deadline and;

    b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

    c. the Issuer chooses to end the offering earlier than the Original Deadline and;

    d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

Investors should be aware of the followings:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon

closing of the offering and the investor will receive securities in exchange for his or her investment;

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

Rolling Close
If the Target Offering Amount is reached before the Offering Deadline, the issuer may conduct a rolling close, in which the issuer will withdraw all or part of the funds raised while keeping the Offering open until the offering deadline. If the issuer decides to conduct a rolling close, Mr. Crowd will notify investors by email at least 5 business days before the rolling close date. These investors can cancel their investment commitment before the 48-hour period prior to the rolling close date. These investors who have cancelled their investment commitments will receive a refund of their original investments. If these

investors do not cancel their investments, their investments will become final at the rolling close date and investors will not be able to cancel or change their invested amount after the rolling close date. All investments subsequent to the rolling close date will be treated as new investments.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Minimum Target	$50,220 USD
Maximum Target	$1,000,215 USD
Pre-money Valuation	$4,699,099 USD
Equity Offered	1.06% - 17.55%
Securities Type	Class B Membership Units
Regulation	Regulation CF
Closing Date	30 Apr 2025

Unit Price **$375.00**

Units Offered
133.92 - 2,667.24

14. Do the securities offered have voting rights?
No

15. Are there any limitations on any voting or other rights identified above?
No

16. How may the terms of the securities being offered be modified?
The terms of the Securities being offered may be modified by a resolution of the board of directors. The Issuer will file a Form C Amendment together with the amended Offering Statement with the SEC.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Class A Membership Units	100,000	12,402.65	YES	NO
Class B Membership Units	100,000	128.28	NO	NO

[20241030]

Class A Membership Units and Class B Membership Units have the same percentage of economic interest in the Company, except that the Class A Membership Units have voting rights while the Class B Membership Units have no voting rights.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

a. **No Voting Rights**

   Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.

b. **No anti-dilution rights**

   Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
The principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers of the securities offered, as holders of Class B Membership Units, have no voting rights over the affairs of the company.

Furthermore, Purchasers in this offering may possess rights that are subordinate to those of other investors, and their impact on the corporate decisions of the Company will be limited. Additionally, Purchasers may have limited ability to exert influence on decisions made by the principal shareholders, particularly if such decisions are at odds with the preferences of the Investors or have a negative impact on the value of the Purchasers' securities in the Company. The Purchasers generally do not control day-to-day business decisions or management of the issuer, and their interests may conflict with those of the principal shareholders. Importantly, there is no guarantee that the company will develop in a way that is advantageous to the Purchasers.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Important Disclaimer:
As the Issuer is a startup company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.

We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.

Valuation of Our Class B Membership Units

The valuation of Fire Grounds Coffee Co LLC's Class B Membership Units is based on our demonstrated historical revenue growth, our current market position, and future projections.

In 2020, our revenue was $71,311. By 2023, this had increased to $251,768, reflecting our ability to scale operations and capture market share in a competitive industry. This more than threefold increase, or a compound annual growth rate of 52.2%, highlights the effectiveness of our strategies in product development, marketing, and operational efficiency.

Looking ahead, we anticipate sustained strong growth, projecting an average rate of 50% per year over the next three years. This projection is grounded in our demonstrated ability to expand production capabilities and extend customer reach. With continued investments in marketing, infrastructure, and technology, we are well-positioned to achieve approximately $850,000 in revenue within this period (assuming an average annual growth rate of 50% over three years, starting from 2023’s revenue of $251,768). Our planned expansion into new markets and improvements in operational efficiency further support these projections.

Valuation Justification

Our current valuation of $4.7 million, alongside our projected revenue of $850,000 in three years, equates to a P/S ratio of 5.5. While this valuation and ratio are figures arbitrarily selected by management and the board of directors—based on our traction and reflecting

a higher ratio typical of companies in a growth stage—they have not been independently verified or supported.

This valuation reflects not only our historical revenue growth but also our future revenue targets. As we continue to expand, it is based on the anticipated future potential of the business and the value being created through strategic investments in production, marketing, and infrastructure. We believe this valuation aligns with revenue expectations and current market dynamics.

Unit Pricing
The total number of Class A and Class B Membership Units is 12,530.93, resulting in a price per unit of $375, based on our $4.7 million valuation.

Methods for how the securities may be valued by the issuer in the future:
We will continue to use Price To Sales Ratio to evaluate the equity securities to be issued in the future.

When we our profitability is strengthened and when our company becomes bigger in scale, we may apply Earnings Multiples (P/E ratio) of companies similar and comparable to us or Discounted Cash Flow Method ("DCF") to value our company or the equity securities to be issued.

The Board of Directors will, from time to time, review the use of valuation methods in valuing our securities to ensure fair and reasonable estimations in different situations and different corporate stages. For example, if the Company grows in size with significant assets accumulated, valuations based on our assets could be an appropriate approach to value the Company and the securities to be issued. The Company may hire independent third parties to assist in the assessment of the valuation of the Company and the securities to be issued in the future.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as Class B Membership Units holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- The Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:

a. **Additional Issuances of Securities**

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. **Issuer Repurchases of Securities**

The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

c. **A Sale of the Issuer or of Assets of the Issuer**

Although as Class B Membership Units holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. **Transactions with Related Parties**

Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

Wells Fargo Line of Credit

Creditor: Wells Fargo
Outstanding Amount: $12,685.51 (October 14, 2024)
Intertest Rate: 15.750% p.a.
Maturity: Revolving Credit Facility

Channel Equipment Loan

Creditor: Channel Partners Equipment Finance
Outstanding Amount: $38,260 (December 31, 2023)
Monthly payment: $1,080.30
Loan Term: 60 months
Initial Payment: $1,080.30
Origination Fee: $199
Titling Fee: $0.00
Commencement Date: March 13, 2023

Implied Intertest Rate: 12.10%
Maturity: March 13, 2028

Convertible Promissory Note

Creditor: JAMCO Interests LLC
Outstanding Amount: $150,000 (December 31, 2023)
Intertest Rate: 6% p.a.
Maturity: June 1, 2026

In May 2023, Fire Grounds Coffee Co LLC issued a $150,000 Convertible Promissory Note to JAMCO Interests LLC, with an interest rate of 6% per annum. Under the amended terms, the Company's quarterly interest payments are deferred through December 31, 2024, while interest continues to accrue. Payments will resume on January 1, 2025, with quarterly installments of $2 due until the Note's maturity on June 1, 2026. A final adjustment will account for unpaid interest accrued from May 31, 2023, through December 31, 2024. Please refer to thePayment Schedule below for payment details.

As part of this agreement, the Company has entered into a License Agreement with the Lender, granting certain rights to use the Company's intellectual property. Any royalties earned by the Lender under this agreement may, at the Lender's discretion, be applied toward the outstanding principal and interest of the Note. Additionally, the Company is restricted from making payments on other loans or investments without Lender's consent, except for specific obligations already in place. This amendment may impact the Company's cash flow and ability to secure additional financing.

The agreement also includes the Note's negative covenants, which prohibit the Company from entering into agreements to make payments on any other loans or investments without the Lender's prior written consent. This restriction specifically applies to the $1,000 monthly payment to Dr. Kyle for his $50,000 equity purchase. However, the Lender has consented to the Company's continued payments to Dr. Kyle, as well as payments due on two Frost Bank Loans, the Channel Equipment Loan, and the SBA EIDL.

Payment Schedule

Amount	150,000		
Interest	6%		
Payment	0		

	Payment	Principle	Interest	Balance
				150,000.00
6/1/2023	-	(750.00)	750.00	150,750.00
7/1/2023	-			.00
8/1/2023	-	()		
9/1/2023		()		
10/1/2023	-	()		153,
11/1/2023	-	()		
12/1/2023		()		
1/1/2024	-	()		
2/1/2024	-	()		156,
3/1/2024		()		
4/1/2024	-	()		
5/1/2024	-	()		
6/1/2024		()		159,
7/1/2024	-	()		160,
8/1/2024	-	()		
9/1/2024		()		
10/1/2024	-	()		162,
11/1/2024	-	()		163,
12/1/2024		()		164,
1/1/2025	-	()		
2/1/2025		()		165,
3/1/2025	2,	1,		164,
4/1/2025		()		
5/1/2025	-	()		165,
6/1/2025	2,	1,		164,
7/1/2025		()		164,
8/1/2025	-	()		165,
9/1/2025	2,	1,		
10/1/2025	-	()		164,
11/1/2025	-	()		165,
12/1/2025	2,	1,		
1/1/2026	-	()		164,
2/1/2025	-	()		165,
3/1/2026	2,	1,		
4/1/2026	-	()		164,
5/1/2026	-	()		165,
6/1/2026		165,		

Frost Bank Loan 1

Creditor: Frost Bank

Outstanding Amount: $22,392.95 (June 07, 2024)

Intertest Rate: 5.517% p.a.

Maturity: January 10, 2027

Frost Bank Loan 2

Creditor: Frost Bank

Outstanding Amount: $40,175.04   (June 28, 2024)

Intertest Rate: 8.45% p.a.

Maturity: March 29, 2028

SBA EIDL

Creditor: COVID-19 Economic Injury Disaster Loan by U.S. Small Business Administration (SBA)

Outstanding Amount: $47,794 (December 31, 2023)

Intertest Rate: 3.75% p.a.
Maturity: October 24, 2050

25. What other exempt offerings has the issuer conducted within the past three years?

Date of the Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds	Status
2022-06-22	Regulation Crowdfunding	Class B Membership Units	$47,460	● New Bag Designs & Production ● Online Marketing Campaigns ● Salaries ● Working Capital	Finished

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    a. **any director or officer of the issuer;**

    b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

    c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

    d. **any immediate family member of any of the foregoing persons.**

N/A

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?
Yes. Fire Grounds Coffee Co LLC was incorporated on 21 May 2018 and started to operate in January 2019.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED

[20241029]

Management's Discussion of Operations

For the fiscal years 2022 and 2023, Fire Grounds Coffee Co LLC experienced both revenue growth and challenges in managing operating expenses as we continued to scale our operations and invest in strategic areas for future expansion.

Revenue and Gross Profit

In 2022, our total revenue was $251,768, which represents significant growth compared to $120,141 in 2023. This growth in revenue demonstrates the increasing market demand for our products and the success of our initial marketing efforts. Despite the revenue growth, our **cost of sales** also increased in line with production, rising to $157,288 in 2022 compared to $43,934 in 2023. As a result, our **gross profit** for 2022 was $94,480, compared to $76,207 in 2023.

Operating Expenses

In 2022, **total operating expenses** amounted to $194,973, an increase from $118,743 in 2023. The largest contributors to these expenses were advertising and promotion costs, depreciation, rent/lease expenses, and Amazon selling fees.

- **Advertising and promotion expenses** were $43,429 in 2022, up significantly from $10,841 in 2023, as we ramped up our marketing efforts to increase brand visibility and reach new customers.

- **Amazon selling fees** also saw an increase, rising to $24,188 in 2022, compared to $10,141 in 2023. This reflects our growing presence in e-commerce and the costs associated with expanding our online sales channels.

- **Depreciation expense** was $46,412 in 2022, up from $24,459 in 2023, largely due to continued investment in equipment to support production growth.

- **Rent and lease expenses** also grew to $49,899 in 2022 from $16,000 in 2023, as we expanded our operational footprint to accommodate increased production and storage needs.

Other notable expenses include legal and professional fees, insurance, and equipment lease payments. These expenditures are critical investments in both our operational infrastructure and compliance as we scale the business.

Operating Loss

Despite the increase in revenue, the company posted an **operating loss** of $100,493 in 2022, compared to a loss of $42,536 in 2023. This increase in the operating loss was primarily driven by our significant investments in marketing, expansion, and operational infrastructure, which are necessary for our long-term growth strategy.

Other Expenses

In 2022, the company incurred an **interest expense** of $27,417, reflecting our financing activities. This expense was not present in 2023, as the company worked to streamline its financial obligations.

Net Profit

For the year 2022, the company recorded a **net loss** of $127,328, compared to a loss of $42,536 in 2023. While we continue to operate at a loss, these figures reflect our strategic decision to invest heavily in the areas that will drive long-term growth, including marketing, infrastructure, and e-commerce platforms. Our aim is to position Fire Grounds Coffee Co LLC for substantial revenue growth and profitability in the coming years.

Cash flows

The following discussion provides an analysis of the cash flows of Fire Grounds Coffee Co LLC for the fiscal years 2022 and 2023.

Operating Activities

In 2023, our operating activities resulted in a net cash outflow of $253,287, a significant change compared to the small net cash inflow of $375 in 2022. The primary factors driving this outflow were:

- A **net loss** of $127,328 in 2023, compared to a loss of $42,536 in 2022.

- An increase in **inventory** of $214,091 in 2023, reflecting our efforts to build up stock in anticipation of future sales. This contrasts with a decrease in inventory of $28,373 in 2022.

- An increase in **trades payables** of $37,045 in 2023, partially offsetting the cash outflow.

- Depreciation expenses of $46,412 in 2023, up from $24,459 in 2022, which reflect our ongoing investments in equipment to support production growth.

Other contributing factors to the operating cash flow included changes in security deposits, sundry current liabilities, and other current liabilities, which together resulted in a modest increase in working capital.

Investing Activities
Cash used in investing activities amounted to $87,742 in 2023, compared to $43,000 in 2022. This increase was due to additional investments in **property and equipment**, as we expanded our operational capacity to meet growing demand. These capital expenditures are necessary to support our long-term growth objectives and enhance production efficiency.

Financing Activities
Financing activities provided a net cash inflow of $349,251 in 2023, significantly higher than the $43,622 generated in 2022. This was driven by:

- Net proceeds from loans amounting to $266,357 in 2023, up from $40,536 in 2022, as we secured additional financing to fund operations and growth initiatives.

- **Capital contributions** of $82,894 in 2023, compared to $3,086 in 2022, which further supported our financial position and helped offset the cash used in operating and investing activities.

Net Increase in Cash and Cash Equivalents
As a result of the above factors, **net cash increased** by $8,221 in 2023, compared to a modest increase of $997 in 2022. At the end of 2023, we had **cash and cash equivalents** of $10,097, up from $1,876 at the end of 2022. This improved cash position

reflects our strategic use of financing to support our ongoing operations and investment in growth.

Liquidity and Capital Resources

Financial Condition
As of the fiscal year ending 2023, Fire Grounds Coffee Co LLC experienced significant growth in total assets, increasing from $64,842 in 2022 to $333,300 in 2023. This increase reflects the company's expansion efforts, particularly in inventory and equipment.

- **Current assets** increased substantially to $232,848 in 2023 from $10,536 in 2022. The main driver of this growth was the increase in **inventory**, which rose to $222,751 in 2023 from $8,660 in 2022. This inventory buildup was in anticipation of higher future sales volumes as part of our scaling efforts.

- **Non-current assets**, including security deposits and fixed assets, increased to $100,452 in 2023 from $54,306 in 2022, driven primarily by the purchase of additional equipment and furniture, which support the company's production expansion. **Net property, plant, and equipment** totaled $95,635 in 2023, after accounting for accumulated depreciation of $84,707.

Liabilities
The company's **total liabilities** increased to $361,429 in 2023 from $48,536 in 2022, largely due to increases in both current and long-term liabilities as we secured financing for growth.

- **Current liabilities** rose to $54,537 in 2023 from $8,000 in 2022, primarily driven by increases in the Wells Fargo line of credit, trade payables, and interest payable on convertible notes.

- **Long-term liabilities** also saw significant growth, reaching $306,892 in 2023, up from $40,536 in 2022. This increase is attributed to new loans, including a **Convertible Note at 6% per annum** totaling $150,000, a **Channel Equipment Loan** of $38,260, and an SBA Economic Injury Disaster Loan (EIDL) of $47,794.

Stockholders' Equity
The company's equity position experienced a decline in 2023, with **total members' capital** decreasing to $(28,129) from $16,306 in 2022. The decrease is primarily due to

the net loss of $127,328 in 2023, which resulted from the significant investments made to support future growth. Despite this, the company received **capital contributions** of $82,894 in 2023, compared to $3,086 in 2022, indicating continued support from members as the company scales.

Liquidity and Capital Resources

As of December 31, 2023, Fire Grounds Coffee Co LLC had **cash and cash equivalents** of $10,097, an increase from $1,876 at the end of 2022. This improvement in liquidity reflects the company's efforts to raise additional funds through both debt and equity financing to support operations.

- **Operating activities** used net cash of $253,287 in 2023, primarily due to an increase in inventory and the net loss incurred during the year.

- **Investing activities** consumed $87,742 in cash, primarily for the purchase of equipment and property to expand operational capacity.

- **Financing activities** provided a net cash inflow of $349,251, primarily from the proceeds of new loans and capital contributions.

The company's ability to secure additional financing in 2023, coupled with the significant increase in inventory and production capacity, positions Fire Grounds Coffee Co LLC to meet its future operational needs. However, the company remains dependent on continued revenue growth and effective management of operating costs to improve profitability and sustain liquidity moving forward.

The Company expects to fund its operations and capital expenditure requirements from operating cash flows, cash and cash equivalents, proceeds from this offering and credit facilities. We may raise additional funds through public or private equity offerings or debt financings, but there can be no assurance that we will be able to do so on acceptable terms or at all.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

Although the Company expects that there will be a growth in revenue in the coming years, investors should be aware that historical results and cash flows are not representative of the future.

The Company are seeking a minimum of $50,220 in this offering, which would improve the Company's liquidity and balance sheet, but whether or not receiving these funds and any other additional funds is not necessary to the viability of the business in the next 12 months and we expect that the Company's available cash together with the proceeds of the offering would be enough to finance its operation in the next 12 months.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:
Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security?
No

(ii) involving the making of any false filing with the Commission?
No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this

offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security?
No

(ii) involving the making of any false filing with the Commission?
No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer?
No

(B) engaging in the business of securities, insurance or banking?
No

(C) engaging in savings association or credit union activities?
No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

No

(ii) places limitations on the activities, functions or operations of such person?

No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?

No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

No

(ii) Section 5 of the Securities Act?

No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
  a. **any other material information presented to investors; and**
  b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://firegroundscoffeecompany.com/

The issuer must continue to comply with the ongoing reporting requirements until:
  a. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

  b. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

  c. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

  d. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

e. the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Paul Clarke

[Signature Code: 5uiItqRGzWauxU7QtN3BYV9PBF7-bSpk16syEE0mok8wQG0IutrLNCRGo-65jZFklOPreZLnY4NcgIVxzzGtv0zGbZh8BmccQ6BH4O7FyOQ]

Paul Clarke

CEO

Fire Grounds Coffee Co LLC

Date: 30 Oct 2024

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

Executive Summary

Fire Grounds Coffee Company is a startup based in Dallas, Texas, specializing in roasting premium coffee. Established as a Texas Multi-Member LLC by founder Paul Clarke, the company is committed to producing high-quality coffee and merchandise that appeals to first responders, veterans, and individuals who respect these professions. Fire Grounds Coffee Company seeks to grow its brand by tapping into a niche, loyal market of first responders and their supporters.

    

| BUBBA BREW (MEDIUM ROAST) | BURY UP BLACK (DARK ROAST) | OLD TIGE 5 (FULL CITY ROAST) | RESCUE ROAST (LIGHT ROAST) | EMERGENCY ROAST (FULL CITY ROAST) |

Keys to Success

Fire Grounds Coffee Company has identified three critical factors for success:

1. **Develop the finest product**: Consistently offering high-quality, premium coffee sourced from the best beans.

2. **Create outstanding merchandise and apparel**: Expanding the brand's reach through compelling and high-quality branded products.

3. **Employ strict financial controls**: Maintaining strong financial discipline to ensure profitability and sustainable growth.

Target Market

Fire Grounds Coffee Company has chosen to focus on three distinct customer segments: first responders, local grocery stores/coffee shops, and pro-first responder businesses. While the broader coffee industry has seen stagnation, the high-end gourmet coffee segment continues to grow, driven by increasing consumer sophistication. Fire Grounds Coffee will stand out by offering premium-quality coffee, emphasizing product quality over convenience or low prices, which is the primary focus of many competitors.

Market Segments

Fire Grounds Coffee Company has segmented its target market into four key groups:

1. **First Responders**: Firefighters, police officers, and EMTs make up the company's core customer base. This group is loyal and influential, with 17,457 potential customers in the Dallas-Fort Worth (DFW) area. They are expected to drive word-of-mouth marketing, especially through social media, as they share their experiences with Fire Grounds Coffee at work.

2. **Local Grocery Stores and Coffee Shops**: The company targets regional grocery stores such as HEB, Sprouts, Whole Foods, and independent shops that value locally sourced, high-quality products. These outlets cater to affluent young professionals who prioritize premium products and appreciate supporting a brand with a compelling story.

3. **Pro-First Responder Businesses**: Companies that are aligned with the values of supporting first responders are an ideal target for offering Fire Grounds Coffee to their employees. This customer base is likely to purchase in bulk and consistently, allowing Fire Grounds Coffee to establish steady B2B sales.

4. **Veterans, CrossFit Enthusiasts, Nurses, and Related Groups**: This large segment includes 398,358 potential customers in the DFW area, growing at 7-8% annually. These customers either work closely with first responders or admire their work. They are attracted to the brand because it supports first responders and contributes to charitable groups that benefit these communities.

Strategy and Implementation

Fire Grounds Coffee Company will capitalize on its premium product and strong branding to rapidly gain market share. The company's strategy hinges on three key elements:

1. **Premium Product**: By offering the highest-quality coffee, Fire Grounds Coffee aims to establish a strong reputation and customer loyalty. The quality of the product will be the company's primary differentiator.

2. **Branding and Merchandise**: The company will create a strong brand identity through its merchandise and social media presence, highlighting its connection to first responders. Branded apparel and other merchandise will play a significant role in spreading brand awareness.

3. **Customer Engagement**: Fire Grounds Coffee will actively engage its customers through social media and personalized customer service. This will help turn first-time buyers into repeat customers, emphasizing the product's quality and the company's mission.

Sales Strategy

Fire Grounds Coffee's sales strategy is designed to convert prospects into long-term customers by highlighting the superior quality of its products and offering top-tier customer service. Key elements include:

- **Direct Sales**: The company will primarily focus on direct-to-consumer sales through its website and social media channels, making it easy for customers to purchase coffee online.

- **Wholesale and B2B Sales**: In addition to direct sales, Fire Grounds Coffee will establish relationships with local grocery stores, coffee shops, and businesses to distribute its products more widely. Bulk sales to pro-first responder businesses will provide a steady revenue stream.

- **Social Media Marketing**: The company will use social media as a tool to build a community of loyal followers, especially among first responders, veterans, and fitness enthusiasts. Regular posts featuring first responders enjoying Fire Grounds Coffee will create a strong connection between the brand and its target customers.

US Coffee Industry Analysis:

Global Coffee Market: Coffee is the second-largest commodity traded after oil, with the worldwide retail coffee market being a $56 billion industry.

The coffee belt is roughly bounded by the Tropics of Cancer and Capricorn and is mainly comprised of 28 countries. The top-ten coffee-producing countries are, in descending order: Brazil, Vietnam, Columbia, Indonesia,

Mexico, Ethiopia, India, Guatemala, Ivory Coast, and Uganda.

During the 1990's, Vietnam moved from fourth largest to second largest producer of coffee in the world, with most of its production in robusta beans (Low Quality). Coffee is available in several forms: bean, ground, liquid, and soluble: powdered, granules, freeze-dried. Worldwide, with the exception of North America, people prefer instant coffee and coffee is mainly prepared at home. Fire Grounds Coffee Company will source from the country of Colombia, the bean grade will be Q grade 80.75 (Medium to High Quality).

Top 15 coffee-importing countries as a % of world supplies:



U.S. Coffee Market: The total U.S. coffee market is projection:



Competitive Edge

Fire Grounds Coffee Company's primary competitive advantage lies in its combination of superior product quality and its strong connection to the first responder community. Unlike competitors that focus on mass production or convenience, Fire Grounds Coffee emphasizes craftsmanship and consistency. This competitive edge is rooted in several key factors:

1. **Premium Coffee**: Fire Grounds Coffee sources Q-grade 80.75 beans from Colombia, ensuring that every batch meets high standards for taste and quality. Coffee is a commodity, and while many competitors may use similar beans, the company's roasting process, overseen by master roaster Mimo Morreale, elevates the flavor and freshness of the product.

2. **Exclusive Merchandise**: Fire Grounds Coffee creates high-quality merchandise that strengthens its brand identity. The company's apparel and branded products are designed to resonate with first responders and their supporters, giving customers a tangible connection to the brand and its mission. Merchandise sales also provide an additional revenue stream.

3. **Social Mission**: By actively supporting the first responder community, Fire Grounds Coffee creates a loyal customer base that feels a personal connection to the brand. The company's commitment to giving back to firefighters, police officers, and EMTs sets it apart from other coffee companies and strengthens customer loyalty.

Operations Plan

The operations plan for Fire Grounds Coffee is focused on scaling production while maintaining strict quality controls. Key operational elements include:

1. **Production Facilities**: Fire Grounds Coffee operates a roasting facility in Dallas, Texas, equipped with high-quality roasting equipment that allows for consistent production of premium coffee. The company plans to invest in additional equipment to increase production capacity as demand grows.

2. **Supply Chain Management**: The company sources its coffee beans directly from Colombia, ensuring a steady supply of high-quality green coffee beans. By maintaining strong relationships with suppliers, Fire Grounds Coffee can ensure timely delivery and consistent quality.

3. **Distribution**: Fire Grounds Coffee will manage distribution both through direct-to-consumer sales via its website and social media, as well as through wholesale partnerships with local grocery stores, coffee shops, and businesses. The company will also explore partnerships with third-party logistics providers to streamline order fulfillment and ensure timely delivery.

4. **Inventory Management**: The company has significantly increased its inventory levels to prepare for future sales growth, as evidenced by its current inventory in hand of $222,751 as of 2023. Proper inventory management will be critical to avoid stockouts while minimizing excess inventory costs.

5. **Human Resources**: Fire Grounds Coffee will employ a small but dedicated team to handle production, customer service, and marketing. As the company grows, it will invest in additional personnel to support increased demand and expanded operations.

Financial Plan

Fire Grounds Coffee Company's financial plan focuses on achieving sustainable growth while maintaining profitability through strategic investments in marketing, equipment, and inventory. The company projects strong revenue growth over the next three years, driven by its targeted marketing efforts and expanding distribution channels.

Revenue Projections

Fire Grounds Coffee anticipates substantial revenue growth over the next three years, supported by an aggressive marketing strategy and the expansion of its direct-to-consumer and wholesale business.

Projected Sales:

- Year 1: $390,000

- Year 2: $605,000

- Year 3: $950,000

These projections reflect a 55.68% annual growth rate, based on continued expansion into new markets, increasing sales to first responders and their supporters, and growing brand awareness through social media and local partnerships.

Expenses

Key expenses for the company include:

- **Cost of Goods Sold (COGS)**: This includes raw materials (green coffee beans), roasting costs, and packaging. The company aims to keep COGS between 60-65% of revenue as it scales.

- **Marketing and Advertising**: Fire Grounds Coffee will invest heavily in digital marketing campaigns, social media content, and local partnerships. Marketing expenses are expected to rise as the company grows, but they are essential for building brand recognition and customer loyalty.

- **Overhead Costs**: This includes facility rent, utilities, equipment maintenance, and other operational costs. As the company expands its production capacity, overhead costs are expected to increase, though economies of scale will help reduce per-unit costs.

Capital Requirements

To support its rapid growth, Fire Grounds Coffee is seeking $1 million in equity financing through a Regulation Crowdfunding offering. These funds will be used to:

1. **Expand Production Capacity**: Purchase additional roasting equipment and hire staff to handle increased production volumes.

2. **Increase Inventory**: Build up inventory to meet growing demand from direct consumers, wholesale partners, and pro-first responder businesses.

3. **Marketing and Sales**: Invest in digital marketing, content creation, and partnerships with influencers and local businesses to expand brand visibility.

4. **Operational Improvements**: Upgrade logistics and fulfillment processes to ensure timely delivery to customers and partners.

Funding Strategy

The company plans to raise up to $1 million in equity capital, primarily through equity crowdfunding, and has already secured loans and capital contributions to support early-stage operations. In 2023, Fire Grounds Coffee raised $266,357 from loans and $82,894 from capital contributions, providing the necessary working capital to increase inventory and equipment.

Risk Management

As with any growing company, Fire Grounds Coffee faces several risks, including:

- **Supply Chain Disruptions**: Sourcing high-quality coffee beans from Colombia could be affected by geopolitical or climate-related issues. To mitigate this risk, the company plans to diversify its supplier base.

- **Market Competition**: The specialty coffee market is competitive, and larger companies may introduce similar products at lower price points. Fire Grounds Coffee's focus on product quality and its connection to the first responder community help to mitigate this risk.

- **Operational Scaling**: As the company grows, it will need to manage the challenges of scaling production while maintaining product quality. Investments in equipment and human resources will be crucial to achieving this balance.

Appendix B - RISK FACTORS

RISKS RELATING TO OUR BUSINESS

We rely on continuing efforts of Paul Clarke, the Founder and CEO of Fire Grounds Coffee
The business relies mainly on the efforts of Paul Clarke, the Founder and CEO of Fire Grounds Coffee, to serve as the image of the company, create new products, improve upon products, and oversee the operations of the company. If something happened to him the business may not be able to continue.

If we are unable to gain market acceptance or significant market share for the new products we may introduce, then we will incur development, production and marketing costs which we would not be able to recover.
The development and introduction of new products is key to our expansion strategy. We are constantly introducing new packaging and new flavors. For example, we may introduce new packaging size for our coffee in the future. We may be introducing new blends and flavors for our coffee. The success of the new products we introduce depends on our ability to anticipate the tastes and dietary habits of consumers and to offer products that appeal to their preferences. We intend to introduce new product lines including different blends, flavors, different sizes and packaging. We cannot assure you that we will be able to

gain market acceptance or significant market share for our new products. Consumer preferences change, and any new products that we introduce may fail to meet the particular tastes or requirements of consumers, or may be unable to replace their existing preferences. Our failure to anticipate, identify or react to these particular tastes or changes could result in reduced demand for our products, which could in turn cause us to be unable to recover our development, production and marketing costs, thereby leading to a decline in our profitability.

Our results of operations may fluctuate due to seasonality.
Our sales are subject to seasonality. Although, we typically experience relatively stable sales throughout the year. In general, we generally experience fewer purchase orders during holiday seasons, including Thanksgiving and Christmas. Sales can also fluctuate during the course of a financial year for a number of other reasons, including weather conditions, timing of the launch of new products, and the timing of advertising and promotional campaigns. As a result of these reasons, our operating results may fluctuate. In addition, the seasonality of our results may be affected by unforeseen circumstances, such as production interruptions. Due to these fluctuations, comparisons of sales and operating results between the same periods within a single year, or between different periods in different financial years, are not necessarily meaningful and should not be relied on as indicators of our performance.

The production and packaging of our coffee products rely significantly on third-party production equipment, packaging technology and packaging materials.
Our coffee products rely significantly on production equipment, packaging technology and packaging materials supplied by third-parties. The majority of these packaging materials which we use for most of our coffee products and which are fundamental to maintaining the quality and freshness of our products are manufactured by third-parties.

In the event these third-party suppliers fail to continue to supply such production equipment, packaging technology or packaging materials, we may be unable to find a comparable substitute supplier of equipment, packaging technology or packaging materials, which may impact upon our ability to maintain and upgrade our production facilities, lead to production interruptions and delays in the delivery of our products to customers, and may also prevent us from improving and updating the packaging of our products to meet changing market demands.

Our plans to improve our internal controls may not succeed.
Although we have adopted policies on internal controls for our main business cycles, including those relating to purchasing, sales, treasury, accounting, and sales provisioning, we plan to take steps to further improve our internal controls. If we encounter difficulties in improving our internal controls and management information systems, we may incur additional costs and management time in meeting our improvement goals. We cannot assure you that the measures taken to improve our internal controls will be effective.

We derive a substantial portion of our sales from the US.

Substantially all of our sales are generated from the US. We anticipate that sales of our products in the US will continue to represent a substantial proportion of our total sales in the near future. Any significant decline in the condition of the US economy could adversely affect consumer buying power and reduce the consumption of our products, among other things, which in turn would have a material adverse effect on our business and financial condition.

Our operations are cash intensive, and our business could be adversely affected if we fail to maintain sufficient levels of working capital.

We expend a significant amount of cash in our operations, principally to fund our raw material, particularly coffee beans procurement. We generally fund most of our working capital requirements out of cash flow generated from operations. If we fail to generate sufficient sales from our sales, or if we suffer decreasing sales to customers as a result of ceasing to offer those customers credit terms, or if our suppliers stop to offer us credit terms, or if we were to experience difficulties in collecting our accounts receivables, we may not have sufficient cash flow to fund our operating costs and our business could be adversely affected.

We may not be able to maintain and increase the amount of sales of our products

We cannot guarantee that we will be able to maintain the number of sales for our products. This would affect sales and our ability to achieve our targeted growth and profitability for our business.

We could be adversely affected by a change in consumer preferences, perception and/or spending.

The US coffee and beverage industry is subject to changes in consumer preferences, perceptions and spending habits. Our performance depends on factors which may affect the level and patterns of consumer spending in the US. Such factors include consumer preferences, consumer confidence, consumer incomes, consumer perceptions of the safety and quality of our coffee products, and consumer interest in diet and health issues. Media coverage regarding the safety or quality of, or diet or health issues relating to coffee and other beverages, or the raw materials, ingredients or processes involved in their manufacturing or bottling, may damage consumer confidence in these products. A general decline in the consumption of our coffee products could occur as a result of a change in consumer preferences, perceptions and spending habits at any time and future success will depend partly on our ability to anticipate or adapt to such changes and to offer, on a timely basis, new products that meet consumer preferences. Our failure to adapt our products offering to respond to such changes, may result in reduced demand and lower prices for our products and a decline in the market share of our products. Any changes in consumer preferences could result in lower sales of our products, put pressure on pricing or lead to increased levels of selling and promotional expenses, resulting in a material adverse effect on our sales volumes, sales and profits.

We may be unable to efficiently manage our inventory risks

If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values and significant inventory write-offs. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. Any of the above may materially and adversely affect our results of operations and financial condition.

We are subject to negative publicity

Our Company, management, or products could be subject to negative publicity, which may materially and adversely affect our brand, reputation and business.

Our historical financial and operating results are not indicative of future performance.

Our revenue, operating expenses and results of operations may vary from period to period and from year to year in response to a variety of factors beyond our control, including general business and economic conditions, employment rates, inflation and interest rates, and consumer discretionary income. Therefore our historical results may not be indicative of our future performance.

We face increasing competition from both domestic and foreign companies, which may affect our market share and profit margins.

The coffee and beverage industry in the US is highly competitive, and we expect it to continue to become even more competitive. Currently, there are many coffee resellers and beverage enterprises operating in the US, including domestic and foreign-invested enterprises. Our ability to compete against these enterprises is, to a significant extent, dependent on our ability to distinguish our products from those of our competitors by providing high-quality products at reasonable prices that appeal to consumers' tastes and preferences. Some of our competitors may have been in business longer than we have, may have substantially greater financial and other resources than we have and may be better established in their markets. Our competitors in any particular market may also benefit from raw material sources or production facilities that are closer to such markets, which provide them with competitive advantages in terms of costs and proximity to consumers.

We cannot assure you that our current or potential competitors will not provide products comparable or superior to those we provide or adapt more quickly than we do to evolving industry trends or changing market requirements. It is also possible that there will be significant consolidation in the coffee and beverage industry among our competitors, alliances may develop among competitors and these alliances may rapidly acquire significant market share, and some of our distributors may commence production of products similar to those we sell to them. Furthermore, competition may lead competitors to substantially increase their advertising expenditures and promotional activities or to engage in irrational or predatory pricing behavior. We also cannot assure you that third parties will not actively engage in activities, whether legal or illegal, designed to undermine our brand name and product quality or to influence consumer confidence in our products. Increased competition may result in price reductions, reduced margins and loss of market share, any of which could materially adversely affect our profit margins. We cannot assure you that we will be able to compete effectively against current and future competitors.

No assurances of protection for proprietary rights and reliance on trade secrets
In certain cases, the Company may rely on trade secrets to protect proprietary technology and processes, which the Company has developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior technology. The protection of proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other firms, may also be subject to claims by other parties with regard to the use of technology information and data, which may be deemed proprietary to others.

We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our business and operation.
We may face claims of infringement that could interfere with the use of our proprietary know-how, concepts, technologies, or trade secrets. Defending against such claims may be costly and, if we are unsuccessful, we may be prohibited from continuing to use such proprietary information in the future or be forced to pay damages, royalties or other fees for using such proprietary information, any of which could negatively affect our sales, profitability and prospects.

Our business depends on our brand and reputation
Our business depends on our brand and reputation as a provider of business coaching services. If we are not able to maintain the brand strength and reputation, our brand value, business and operating results could be materially and adversely affected. We believe that our brand "**Fire Grounds Coffee**" is instrumental to the success of our business. If the value of our brand or image and reputation is diminished, we may fail to continue to attract potential customers and our business, financial condition, and results of operations could be materially and adversely affected.

Advertising and increased marketing effort may not lead to higher sales or increase in our revenue

To increase public awareness of our business and enhance our brand, one of our business strategies is to advertise and run marketing campaigns on social media and Youtube. Nonetheless, despite our efforts and substantial costs incurred in these marketing effort and advertisements, it may not necessarily lead to higher sales of our products or increase in our revenue.

We may need additional capital, and our ability to obtain additional capital is subject to uncertainties.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash resources to finance our continued growth or other future developments, including any investments we may decide to pursue. The amount and timing of such additional financing needs will vary depending on investments in new facilities, decorations and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek additional financing by selling additional equity or debt securities or obtaining a credit facility.

Our business and reputation may be affected by product liability claims, litigation, complaints or adverse publicity in relation to our products.

In common with retail sales of other consumer product manufacturers, our sale of beverage products for human consumption involves an inherent risk of injury to consumers. These injuries may result from tampering by unauthorized third parties or product contamination or degeneration, including the presence of foreign contaminants, chemicals, substances or other agents or residues during the various stages of the procurement, production, transportation and storage processes. While we are subject to governmental inspections and regulations, in addition to our own quality control systems, we cannot assure you that consumption of our products will not cause a health-related illness in the future, or that we will not be subject to claims or lawsuits relating to such matters. In line with industry practice, we do not maintain product liability insurance, and we would be liable for the full amount of any damages awarded against us in any product liability claim.

Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused personal injury or illness could adversely affect our reputation with customers and our corporate and brand image.

Under certain circumstances, we may be required to recall products. Even if a situation does not necessitate a product recall, we cannot assure you that product liability claims will not be asserted against us as a result. A product liability judgment against us, or a product recall could have a material adverse effect on our business, financial conditions or results of operations.

Our insurance coverage may not be sufficient to cover all losses or potential claims from our customers

We may become subject to liabilities against which we are not insured adequately or at all or liabilities against which cannot be insured. Should any significant property damage or personal injury occur in our facilities or to our employees due to accidents, natural disasters, or similar events which are not covered or inadequately covered by our insurance, our business may be adversely affected, potentially leading to a loss of assets, lawsuits, employee compensation obligations, or other form of economic loss. In addition, we have not maintained insurance policies against losses arising from our environmental liabilities, business interruption, industrial accidents, work stoppages, civil unrest, or other activities.

Any losses that we may incur which we are not insured against may adversely affect our business, financial condition and results of operations.

RISKS RELATED TO THE OFFERING

Offering price of the Securities is not an accurate reflection of their value

We cannot assure that the offering price of the Class B Membership Units of Fire Grounds Coffee Co LLC will be an accurate reflection of their value. The offering price of the Securities is arbitrarily determined by us taking into account our prospects, all as assessed by our management. The offering price should not be regarded as an indication of any future price of the Securities, and bears no relationship to our assets, earnings, net tangible book value, or any other traditional criteria of value.

There has been no representation of investors in the preparation of this offering. We have not obtained an independent opinion on behalf of prospective investors regarding the fairness of the terms on which the Securities are offered hereby. Prospective investors will be relying on the disclosures set forth herein and the additional materials it refers to directly, and on the business and investment background and experience of themselves and any advisors engaged by them, as the basis for their investment decision.

We have the right to, and expect to, issue additional units in isolated transactions

We have the right to, and expect to, issue additional units in isolated transactions. Our board of directors has authority, without action or vote of our shareholders. Any such issuance will dilute the percentage of return to Investors.

Restrictions on transferability of securities

Restrictions on transferability of securities will limit the ability of purchasers to transfer their Securities. Specially, the Securities being offered may not be transferred by any purchaser of such Securities during the one year period beginning when the Securities were issued, unless certain conditions are met, as described in ***Restrictions on Transfer of the Securities Being Offered*** on this Form C.

The Securities offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. In addition, the Securities are subject to restrictions on transfer under applicable state securities laws under which such securities are sold in reliance on certain exemptions or under the provisions of certain qualifications. As restricted securities, the securities may not be sold in the absence of registration or the availability of an exemption from such registration requirements.

We cannot assure that we will pay dividends.
We do not currently anticipate declaring and paying dividends to our shareholders in the near future.   It is our current intention to apply net earnings, if any, in the foreseeable future to increasing its capital base and marketing. Prospective investors seeking or needing dividend income or liquidity should therefore not purchase our membership units. We cannot assure that we will ever have sufficient earnings to declare and pay dividends to the holders of our membership units, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors.

You can't easily resell the securities.
There are restrictions on how you can resell your securities. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us.
We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations.   In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to or report on management's assessment of our internal controls over financial reporting may have an adverse impact on the price of our membership units.

Appendix C - SHARE SUBSCRIPTION AGREEMENT

SHARE SUBSCRIPTION AGREEMENT
of
FIRE GROUNDS COFFEE CO LLC

Important:
This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among Fire Grounds Coffee Co LLC, a company organized and existing under the laws of the State of Texas ("Fire Grounds Coffee Co LLC" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, Fire Grounds Coffee Co LLC has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the Class B Membership Units of Fire Grounds Coffee Co LLC (the "Shares") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of Shares.

    1.1 Issue of Shares. Subject to the terms and conditions hereof, Fire Grounds Coffee Co LLC hereby issues to the Subscriber, and the Subscriber hereby subscribes from Fire Grounds Coffee Co LLC **[Shares Subscripted] Shares**, at a Per Share Price equal to **$375.00** (the "Share Price").

    1.2 Subscription Price. The aggregate Subscription Price for the Shares is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to Fire Grounds Coffee Co LLC as follows:

        (i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

1.3 The Offering. The Shares are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Shares is being made through Ksdaq Inc. (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge Fire Grounds Coffee Co LLC a fee specified in the Form C of this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Shares were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Shares are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Shares hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of Fire Grounds Coffee Co LLC and such decision is based upon a review of the Form C which has been filed by Fire Grounds Coffee Co LLC with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from Fire Grounds Coffee Co LLC in connection with the subscription of the Shares hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about Fire Grounds Coffee Co LLC;

c. the Subscriber acknowledges and accepts the fact the owners of the Shares are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in Fire Grounds Coffee Co LLC;

d. Fire Grounds Coffee Co LLC is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless Fire Grounds Coffee Co LLC from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless Fire Grounds Coffee Co LLC and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to Fire Grounds Coffee Co LLC in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to Fire Grounds Coffee Co LLC in connection therewith;

f. the Subscriber acknowledges that Fire Grounds Coffee Co LLC has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Share Subscription Agreement shall thereafter have no force or effect and Fire Grounds Coffee Co LLC shall return any previously paid subscription price of the Shares, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Shares and with respect to applicable resale restrictions, and it is solely responsible (and Fire Grounds Coffee Co LLC is not in any way responsible) for compliance with:

> (i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Shares hereunder, and

> (ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

i. no documents in connection with the sale of the Shares hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Shares.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with Fire Grounds Coffee Co LLC (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Shares as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Shares in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in Fire Grounds Coffee Co LLC is speculative and involves certain risks, including the possible loss of the entire investment, and that the current share valuation placed on Fire Grounds Coffee is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Shares and Fire Grounds Coffee Co LLC and depends on the advice of its legal and financial advisors and agrees that Fire Grounds Coffee Co LLC will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Shares and Fire Grounds Coffee; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Shares;

(ii) that any person will refund the Subscription Price of any of the Shares; or

(iii) as to the future price or value of any of the Shares;

3.2 Representations and Warranties will be Relied Upon by Fire Grounds Coffee Co LLC. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by Fire Grounds Coffee Co LLC and its legal counsel in determining the Subscriber's eligibility to subscribe the Shares under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Shares under applicable securities legislation. The Subscriber further agrees that by accepting the Shares on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Shares and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Shares.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes Fire Grounds Coffee Co LLC to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 30 Apr 2025, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Texas, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that Fire Grounds Coffee Co LLC shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]

Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Paul Clarke

_____

Name: Paul Clarke
Title: CEO
Fire Grounds Coffee Co LLC

Appendix D - FINANCIAL STATEMENTS

FIRE GROUNDS COFFEE CO LLC
Years Ended December 31, 2023 and 2022
With Independent Accountant's Review Report

FIRE GROUNDS COFFEE CO LLC

Financial Statements
Years Ended December 31, 2023 and 2022

Contents

1

Don S Davidson, CPA
Email:don.sam.davidson.senior@gmail.com
Ph:267-968-2963

Independent Accountant's Review Report

The Board of Directors
FIRE GROUNDS COFFEE CO LLC

I have reviewed the accompanying financial statements of FIRE GROUNDS COFFEE CO LLC, which comprise the balance sheets as of December 31, 2023 and 2022, the related statements of income, Changes in Member's capital, cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Don S Davidson, CPA



Philadelphia, Pennsylvania
Tuesday, June 25, 2024

FIRE GROUNDS COFFEE CO LLC

Balance sheet (Unaudited)

		As on December 31,		
		2023		**2022**
Assets				
	Current assets:			
Cash and cash equivalents		10,097		1,876
Inventory in Hand		222,751		8,660
	Total current assets	$ 232,848	$	10,536
	Non - Current assets:			
Security Deposit		4,817		-
	Fixed assets:			
Equipment		159,750		85,350
Furniture		18,842		5,500
Computer		1,750		1,750
Total		$ 180,342	$	92,600
Less : Accumulated Depreciation		(84,707)		(38,294)
	Net Property, Plant and Equipment	$ 95,635	$	54,306
	Total Assets	$ 333,300	$	64,842
Liabilities and Stockholders' Equity				
	Current liabilities:			
Wells Fargo Line of Credit		12,242		8,000
Interest Payable on Convertible Notes		5,250		-
Trade/Other payable		37,045		-
	Total current liabilities	$ 54,537	$	8,000
Long-term liabilities				
Channel Equipment Loan		38,260		-
Convertible Note@6% Per Anum		150,000		-
Frost Bank Loan		70,838		40,536
SBA EIDL		47,794		-
	Total long-term liabilities	$ 306,892	$	40,536
	Total Liabilities	$ 361,429	$	48,536
Members Capital		43,631		40,545
Capital Contribution/(Distribution)		82,894		3,086
Retained Earnings		(27,325)		15,211
Profit/(Loss) for the Year		(127,328)		(42,536)
	Total Members Capital	$ (28,129)	$	16,306
	Total liabilities and stockholders' Fund	$ 333,300	$	64,842

See Independent Accountant's Review Report

FIRE GROUNDS COFFEE CO LLC

Statement of Operation (Unaudited)

	For the year Ended December 31,			
		2023		2022
Sales		251,768		120,141
Total Revenue	$	251,768	$	120,141
Costs of Sales		157,288		43,934
Gross Profit	$	94,480	$	76,207
GP%				
Expenses:				
Advertising & Promotion		43,429		10,841
Auto Truck Expenses		228		-
Amazon Selling Fees/Broker Fee		24,188		10,141
Bank Charges		698		540
Computer and Internet Expenses		703		-
Dues and Subscriptions		2,518		-
Depreciation		46,412		24,459
Equipment Lease Payments		-		3,604
Insurance		5,206		3,462
Legal and Professional Fees		5,725		5,411
Marketing		-		27,383
Meals and Entertainment		1,848		309
Office Expenses		4,541		3,485
Office Supplies		4,914		-
Printing, Postage & Stationery		-		11,076
Rent/Lease		49,899		16,000
Repairs and Maintenance		601		-
Travel Expenses		3,033		1,051
Taxes		91		979
Utilities		939		-
Total operating expenses	$	194,973	$	118,743
Operating Profit	$	(100,493)	$	(42,536)
Other expense				
Other Income		582		-
Interest expense		(27,417)		-
Net Profit	$	(127,328)	$	(42,536)

See Independent Accountant's Review Report

FIRE GROUNDS COFFEE CO LLC

(dba America's Real Deal)

Statements of Changes in Stockholders' Fund (Unaudited)

	Common Stock/ Members Capital	Retained Earnings/(Deficit)	Total Shareholders/Partners Fund
Balance at December 31, 2021	**40,545**	**15,211**	**55,756**
Common stock/Capital	3,086	-	3,086
Add: Net Profit/(Loss)	-	(42,536)	(42,536)
Balance at December 31, 2022	**43,631**	**(27,325)**	**16,306**
Common stock/Capital	82,894	-	82,893
Add: Net Profit/(Loss)	-	(127,328)	(127,328)
Balance at December 31, 2023	**126,525**	**(154,653)**	**(28,129)**

See Independent Accountant's Review Report

FIRE GROUNDS COFFEE CO LLC

Property Plant and Equipment (Unaudited)

Sl No.	Asset Description	Nos	Life of Asset (Months)	Depreciation Method	Date of Purchase	Amount $	Accumulated Depreciation			Net Asset
							As on 31st Dec 2022	Depreciation for the year	As on 31st Dec 2023	
1	Trailer Coffee Shop	1	36	SLM	1-Sep-21	32,000	14,222	10,667	24,889	7,111
2	POS system	1	36	SLM	1-Sep-21	1,250	556	417	973	277
3	Coffee Crafter 9	1	36	SLM	15-Aug-18	9,500	9,500	-	9,500	-
4	Bunn Grinder	1	36	SLM	15-Jan-19	850	850	-	850	-
5	Shelves	8	36	SLM	1-Jun-19	5,000	5,000	-	5,000	-
6	Computer	1	12	SLM	13-Jun-20	300	300	-	300	-
7	Printer	1	12	SLM	15-Nov-21	200	200	-	200	-
8	Furniture	1	36	SLM	1-Jun-19	500	500	-	500	-
9	Coffee Roaster	1	36	SLM	1-Jul-22	7,000	1,167	2,333	3,500	3,500
10	IFill 800xp	1	36	SLM	1-Jul-22	26,000	4,333	8,667	13,000	13,000
11	Net Weigh Filler	1	36	SLM	1-Jul-22	10,000	1,667	3,333	5,000	5,000
12	Warehouse Shelving	1	36	SLM	1-Jun-23	2,518	-	490	490	2,028
13	Warehouse Shelving	1	36	SLM	5-Jun-23	4,862	-	945	945	3,917
14	Warehouse Shelving	1	36	SLM	7-Jul-23	2,612	-	435	435	2,177
15	Warehouse Shelving	1	36	SLM	18-Aug-23	3,350	-	465	465	2,885
16	Roasting Equipment	1	36	SLM	17-May-23	3,959	-	880	880	3,079
17	Roasting Equipment	1	36	SLM	24-May-23	2,640	-	587	587	2,053
18	Grinder	1	36	SLM	26-May-23	19,416	-	4,315	4,315	15,101
19	Grinder	1	36	SLM	2-Jun-23	1,249	-	243	243	1,006
20	Coffee Equipment	1	36	SLM	12-Jun-23	1,575	-	306	306	1,269
21	Grinder	1	36	SLM	2-Oct-23	936	-	78	78	858
22	Grinder	1	36	SLM	1-Nov-23	650	-	36	36	614
23	Coffee Roaster 2	1	36	SLM	8-Mar-23	43,975	-	12,215	12,215	31,760
	TOTAL					**180,342**	**38,294**	**46,412**	**84,707**	**95,635**

See Independent Accountant's Review Report

FIRE GROUNDS COFFEE CO LLC

Statements of Cash Flows (Unaudited)

	For Period Ended December 31,	
	2023	**2022**
Operating activities		
Net Income/(Loss)	(127,328)	(42,536)
Depreciation	46,412	24,459
(Increase)/Decrease in Inventory	(214,091)	28,373
(Increase)/Decrease in Security Deposit	(4,817)	-
(Increase)/Decrease in Other Asset	-	-
Increase (Decrease) in trades payables	37,045	(17,922)
Increase (Decrease) in Other Current Liabilities	4,242	8,000
Increase (Decrease) in Other Sundry Current Liabilities	5,250	-
Net cash Generated/(used) by operating activities	**(253,287)**	**375**
Investing activities		
Property and equipment	(87,742)	(43,000)
Net cash used in investing activities	(87,742)	(43,000)
Financing activities		
Net Proceeds from loan	266,357	40,536
Net Proceeds from capital contribution/(distribution)	82,894	3,086
Net cash from financing activities	**349,251**	**43,622**
Net (decrease) increase in cash and cash equivalents	8,221	997
Cash and cash equivalents at beginning of year	1,876	880
Cash and cash equivalents at end of year	$ 10,097	$ 1,876

See Independent Accountant's Review Report

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation
FIRE GROUNDS COFFEE CO LLC ("the Company") is a roaster, marketer and retailer of specialty coffee. The company purchases and roast high-quality coffee that the company sells along with handcrafted coffee, tea and other beverages and a variety of high-quality food items through company operated stores and online stores.

Use of estimates:
The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property, Plant and Equipment

Property and equipment are recorded at cost. Depreciation is computed using a straight-line Full- month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from One to Three Years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents
Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

2. Related party transactions
The company do not have any related party balances to report.

3. Commitments and Contingencies
As of the date of issuance of financials, June 24, 2024, the company has no commitments or contingencies.

Convertible Notes

The company has issued an interest bearing Convertible Note of $150,000 in May'23, Interest being 6% Per Anum. The Notes have an option to convert into equity share, however the company has an option to repay the debt and interest instead of convering into equity.

4. Income Tax Expenses
The company has elected to file tax as an Partnership Firm, prior and current year Profit/Losses are passed to Partner's/Member's capital hence Income tax expenses/Income is not provided for/accrued.

5. Subsequent Events
Management has evaluated subsequent events through June 24, 2024, the date on which the financial statements were available to be issued. The Company did not have any material recognizable subsequent events that would require adjustment to, or disclosure in, the financial statement.